SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Proteon Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74371L109

(CUSIP Number)

Kerry Kenny

525 University Ave.

Palo Alto, CA 94301

650-475-0144

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Skyline Venture Partners Qualified Purchaser Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,432,930 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,432,930 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,930 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.6% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13D is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. (“SVP IV”), Skyline Venture Management IV, LLC (“SVM IV”), John G. Freund (“Freund”) and Yasunori Kaneko  (“Kaneko”, and together with SVP IV, SVM IV and Freund, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D. (2)  These shares are held by SVP IV.  SVM IV is the sole general partner of SVP IV.  Freund and Kaneko are managing directors of SVM IV and may share voting and dispositive power over the shares held by the SVP IV; however, they disclaim beneficial ownership of the shares held by SVP IV, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 14,993,903 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s initial public offering (the “IPO”), based on the Issuers prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2014.

1.	Name of Reporting Persons Skyline Venture Management IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,432,930 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,432,930 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,930 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.6% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule 13D is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. (“SVP IV”), Skyline Venture Management IV, LLC (“SVM IV”), John G. Freund (“Freund”) and Yasunori Kaneko  (“Kaneko”, and together with SVP IV, SVM IV and Freund, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  These shares are held by SVP IV.  SVM IV is the sole general partner of SVP IV.  Freund and Kaneko are managing directors of SVM IV and may share voting and dispositive power over the shares held by the SVP IV; however, they disclaim beneficial ownership of the shares held by SVP IV, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 14,993,903 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s initial public offering (the “IPO”), based on the Issuers prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2014.

1.	Name of Reporting Persons John G. Freund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,432,930 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,432,930 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,930 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule 13D is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. (“SVP IV”), Skyline Venture Management IV, LLC (“SVM IV”), John G. Freund (“Freund”) and Yasunori Kaneko  (“Kaneko”, and together with SVP IV, SVM IV and Freund, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  These shares are held by SVP IV.  SVM IV is the sole general partner of SVP IV.  Freund and Kaneko are managing directors of SVM IV and may share voting and dispositive power over the shares held by the SVP IV; however, they disclaim beneficial ownership of the shares held by SVP IV, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 14,993,903 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s initial public offering (the “IPO”), based on the Issuers prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2014.

1.	Name of Reporting Persons Yasunori Kaneko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,432,930 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,432,930 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,930 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. (“SVP IV”), Skyline Venture Management IV, LLC (“SVM IV”), John G. Freund (“Freund”) and Yasunori Kaneko  (“Kaneko”, and together with SVP IV, SVM IV and Freund, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  These shares are held by SVP IV.  SVM IV is the sole general partner of SVP IV.  Freund and Kaneko are managing directors of SVM IV and may share voting and dispositive power over the shares held by the SVP IV; however, they disclaim beneficial ownership of the shares held by SVP IV, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 14,993,903 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s initial public offering (the “IPO”), based on the Issuers prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2014.

Introduction.

Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Proteon Therapeutics, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is: 200 West Street, Waltham, MA 02451.

Item 2.	Identity and Background.

(a)         This Statement is filed on behalf of Skyline Venture Partners Qualified Purchaser Fund IV, L.P., a Delaware limited partnership (“SVP IV”), Skyline Venture Management IV, LLC, a California limited liability company (“SVM IV”) and John G. Freund (“Freund”) and Yasunori Kaneko (“Kaneko”), collectively the Managing Members of SVM IV (the “Managing Members”).  SVP IV, SVM IV and the Managing Members are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b) The address of the principal place of business of the Reporting Persons is 525 University Avenue, Suite 610, Palo Alto, CA 94301

(c)          The principal business of SVP IV is making venture capital investments.  SVM IV’s principal business is acting as general partner of SVP IV.  Each of the Managing Members’ principal business is acting as a managing director of SVM IV.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Each of the Managing Members is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

SVP IV purchased 5,000,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred”). Upon the closing of the Issuer’s initial public offering on October 27, 2014 (the “IPO Closing”), the Series A Preferred automatically converted into 375,608 shares of Common Stock in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

SVP IV purchased an aggregate of 2,341,664 shares of the Issuer’s Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred”).  Upon the IPO Closing, the Series A-1 Preferred automatically converted into 179,903 shares of Common Stock in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

SVP IV purchased an aggregate of 2,173,913 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred”).  Upon the IPO Closing, the Series B Preferred automatically converted into 168,680 shares of Common Stock in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

SVP IV purchased an aggregate of 2,436,437 shares of the Issuer’s Series C Convertible Preferred Stock (the “Series C Preferred”).  Upon the IPO Closing, the Series C Preferred automatically converted into 189,049 shares of Common Stock in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

SVP IV purchased an aggregate of 3,932,747 shares of the Issuer’s Series D Convertible Preferred Stock (the “Series D Preferred Upon the IPO Closing, the Series D Preferred automatically converted into 247,810 shares of Common Stock, and was issued an additional 6,158 incremental shares as a result of an adjustment as provided for in the Issuer’s Amended and Restated Certificate of Incorporation.

SVP IV received a warrant to purchase 121,760 shares of the Issuer’s Common Stock (the “Common Stock”).  Upon the IPO Closing, SPV IV exercised the warrant on a net issue basis resulting in the net issuance of 65,722 shares of Common Stock.

On October 21, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-198777) in connection with its initial public offering of 6,110,000 shares of Common Stock was declared effective.

On October 27, 2014, the Reporting Persons purchased 200,000 newly-issued shares of Common Stock (the “IPO Shares”).

The Reporting Persons obtained the amounts required for all purchasers of Pre-IPO shares and IPO Shares from their working capital.

Item 4.	Purpose of Transaction.

SVP IV purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer.
(a) & (b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on this Schedule 13D is provided as of October 27, 2014:

Skyline Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
SVP IV	1,432,930	0	1,432,930	0	1,432,930	1,432,930	9.6%
SVM IV	0	0	1,432,930	0	1,432,930	1,432,930	9.6%
Freund	0	0	1,432,930	0	1,432,930	1,432,930	9.6%
Kaneko	0	0	1,432,930	0	1,432,930	1,432,930	9.6%

The shares are held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. John G. Freund, M.D. and Yasunori Kaneko, M.D. are Managing Directors of Skyline Venture Management IV, LLC, the general partner of Skyline Venture Partners Qualified Purchaser Fund IV, L.P., and may be deemed to share voting and dispositive power over the shares held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Each of Drs. Freund and Kaneko disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(c)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights.  The Company entered into a Fourth Amended and Restated Investors’ Rights Agreement (the “Agreement”).  Under the Agreement, holders of registrable shares (other than warrant shares) can demand that the Issuer file a registration statement or request that their shares be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of common stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and the Issuer’s right, in certain circumstances, not to effect a requested registration on Form S-1 or Form S-3 within 90 days before or 180 days following our estimated date of filing of a registration statement pertaining to an underwritten public offering of securities for the Issuer’s account, including this offering.

Lock-up Agreement.  In connection with the IPO, the Issuer and their directors, officers and stockholders beneficially owning more than 99% of the Issuer’s shares of common stock outstanding as of September 30, 2014 (assuming conversion of all of the Issuer’s outstanding shares of preferred stock and warrants), have agreed with the underwriters not to dispose of or hedge any shares of the Issuer’s common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of the IPO.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:                                         Joint Filing Statement.

Exhibit B:                                         Fourth Amended and Restated Investors’ Rights Agreement by and among the Issuer and the parties listed therein dated as of May 13, 2014, a copy of which is incorporated herein by reference from Exhibit 4.2 to the registration statement on Form S-1 originally filed by the Issuer on September 16, 2014 (SEC File Number 333-198777).

Exhibit C:                                         Lockup Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 3, 2014	SKYLINE VENTURE PARTNERS QUALIFIED PURCHASER FUND IV, L.P.

	BY:	SKYLINE VENTURE MANAGEMENT IV, LLC
	ITS:	General Partner

	By:	/s/ Kerensa Kenny, attorney-in-fact
John G. Freund
Managing Director

SKYLINE VENTURE MANAGEMENT IV, LLC

	By:	/s/ Kerensa Kenny, attorney-in-fact
John G. Freund
Managing Member

	By:	/s/ Kerensa Kenny, attorney-in-fact
John G. Freund

	By:	/s/ Kerensa Kenny, attorney-in-fact
Yasunori Kaneko

EXHIBIT A

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

November 3, 2014	SKYLINE VENTURE PARTNERS QUALIFIED PURCHASER FUND IV, L.P.

	BY:	SKYLINE VENTURE MANAGEMENT IV, LLC
	ITS:	General Partner

	By:	/s/ Kerensa Kenny, attorney-in-fact
John G. Freund
Managing Director

SKYLINE VENTURE MANAGEMENT IV, LLC

	By:	/s/ Kerensa Kenny, attorney-in-fact
John G. Freund
Managing Member

	By:	/s/ Kerensa Kenny, attorney-in-fact
John G. Freund

	By:	/s/ Kerensa Kenny, attorney-in-fact
Yasunori Kaneko